SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of April 2013

CGG-Veritas

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG awarded Statoil contracts for PRM seismic imaging services over Norwegian Snorre and Grane fields

Paris, France – April 10, 2013

CGG announced today that it has been awarded two contracts by Statoil ASA to provide long-term seismic imaging services for permanent reservoir monitoring (PRM) operations on the Snorre and Grane fields in the Norwegian sector of the North Sea. The scope of each contract also includes acquisition QC services.

The contracts are for an initial fixed term of four years for each field, with an option for Statoil to extend each contract by two further terms of two years each. The first survey is scheduled to commence on 1 October 2013 over the Snorre field.

CGG will set up two PRM dedicated processing centers within Statoil’s offices in Stavanger and Bergen. In this way, acquisition QC and imaging of the data from each repeat survey will be performed by a team of CGG specialists in close collaboration with Statoil’s Snorre and Grane asset teams.

Jean-Georges Malcor, CEO, CGG, said: “These two new awards build on CGG’s already significant PRM imaging experience on the Clair and Ekofisk projects in the North Sea. In the case of Ekofisk, the CGG group provided a fully integrated PRM solution covering the equipment, data acquisition and processing. By winning these new Snorre and Grane awards for acquisition QC and imaging we have confirmed our position as the leading provider of PRM seismic imaging services.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 9,800 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Investor Relations Contact

Christophe Barnini

Tel: +33 1 64 47 38 11

E-Mail: invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique - Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 10th, 2013	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN Senior EVP